SEC File Number: 01-13031
                                                       CUSIP Number: 028913


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



        (Check One): [ ] Form 10-K      [ ] Form 20-F       [ ] Form 11-K
                     [X] Form 10-Q      [ ] Form N-SAR      [ ] Form N-CSR

         For Period Ended: March 31, 2005

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

                                     PART I
                             REGISTRANT INFORMATION


                         American Retirement Corporation
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                             Full Name of Registrant

Former Name if Applicable:

                          111 Westwood Place, Suite 200
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            Address of Principal Executive Office (Street and Number)


                           Brentwood, Tennessee 37027
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                            City, State and Zip Code


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |  (a)  The reasons described in reasonable detail in Part III of this
        |      form could not be eliminated without unreasonable effort or
        |      expense;
        |
|_|     | (b)  The subject annual report, semi-annual report, transition report
        |      on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or
        |      portion thereof, will be filed on or before the fifteenth
        |      calendar day following the prescribed due date; or the subject
        |      quarterly report or transition report on Form 10-Q, or portion
        |      thereof, will be filed on or before the fifth calendar day
        |      following the prescribed due date; and
        |
        | (c)  The accountant's statement or other exhibit required by Rule
        |      12b-25(c) has been attached if applicable.
        |


                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

On May 5, 2005, the company filed on Form 8-K an announcement that it had recently been advised by KPMG LLP, its registered independent public accounting firm, that conflicting accounting literature exists regarding whether certain of the company's refundable entrance fee obligations should be classified as current liabilities.

The company believes that its historical practice regarding the classification of these liabilities is in accordance with generally accepted accounting principles. Nevertheless, the company is continuing to review the issue internally and with KPMG LLP, and has sought clarification from the Securities and Exchange Commission (SEC).

The company intends to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the "Form 10-Q") as promptly as practicable. However, the company is not able to determine the likely timing of a response from the SEC to its request for clarification regarding the classification of its entrance fee obligations. Consequently, the company is unable to file its Form 10-Q by the prescribed due date without unreasonable effort or expense, and may be unable to do so by May 16, 2005.

Statements contained in this Form 12b-25 and statements made by or on behalf of American Retirement Corporation relating hereto may be deemed to constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of the company or its management, including, without limitation, all statements regarding the company's expectations or beliefs regarding its accounting review and the timing of the filing of the Form 10-Q. These forward-looking statements are subject to completion of the company's review of its accounting practices, and may be affected by certain risks and uncertainties, including without limitation the following: (i) there can be no assurance that the outcome of the SEC's review of the company's accounting practices regarding entrance fee liabilities will not require changes in the company's accounting policies and practices, (ii) there can be no assurances that additional issues will not arise during the company's accounting review or that changes to the company's current accounting practices will not be required as a result of that review, and (iii) the risk factors described in the company's Annual Report on Form 10-K for the year ended December 31, 2004 under the caption "Risk Factors" and in the company's other filings with the SEC. In light of the significant uncertainties inherent in the forward-looking statements included herein, the company's actual results could differ materially from such forward-looking statements. The company does not undertake any obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bryan D. Richardson                 (615)                     221-2250
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          (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         American Retirement Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 10, 2005                    By: /s/ Bryan D. Richardson
                                          --------------------------------------
                                          Bryan D. Richardson
                                          Executive Vice President - Finance and
                                          Chief Financial Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).